

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 11, 2009

Ian R. McNeil
Chief Executive Officer
Searchlight Minerals Corp.
2441 West Horizon Ridge Pkwy., Suite 120
Henderson, NV 89052

> **Re:** **Searchlight Minerals Corp.**
> **Registration Statement on Form S-1**
> **Amended September 2, 2009**
> **File No. 333-132929**

Dear Mr. McNeil:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Actual capital costs, operating costs, production and economic returns…, page 7

1.   We note your statement that you are an exploration stage company and are still in the process of exploring and developing your mineral projects. We re-issue comment 2 from our comment letter dated May 24, 2006 in regards to your SB-2 filing, as amended April 26, 2006. As commented previously, the terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These terms reference the development stage when companies are engaged in preparing proven and probable reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do

not disclose any proven and probable reserves as defined by Guide 7, in future filings please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as exploration, construction, or metallurgical testing.

Price Range of Common Stock, page 30

2.   We note your response to prior comment 1. If the number of record holders of your common stock exceeds the number that would permit you to terminate Exchange Act registration of your common stock, please revise your disclosure that implies the contrary.

Clarkdale Slag Project, page 62

3.   We note your statement on page 63 that the crushing and grinding circuit effectively liberates gold, silver, copper, and zinc from the slag material and your response to prior comment 3 that results thus far are consistent with management's expectations. We also note your statement in your Form 8-K dated August 21, 2009 that you recovered 400 pounds of copper from over 200 tons of processed slag. Please tell us how these results are consistent with the data on pages 70 and 71. Also, with a view toward clarified disclosure, please tell us whether your operations to date have otherwise extracted minerals at the rates mentioned in the tables on pages 70 and 71.

Background of Metallurgical Testing at the Searchlight Gold Project, page 80

4.   We note your description of the leach and autoclave test work, which has been performed on samples from your placer claims in Nevada. Generally, contained precious metals from a placer deposit have been separated from its host rock by natural processes and may be recovered by gravimetric processes. In future filings, please describe any gravity separation testing you have performed on your placer claims in addition to the leach testing and provide a mineralogical or metallurgical explanation for how the leach testing may provide better process recoveries.

Compliance with Section 16 of the Securities Exchange Act of 1934, page 96

5.   Please expand your response to prior comment 5 to explain clearly how decisions are made with regard to the Searchlight Minerals Corp. shares held by Nanominerals such that the officers of Searchlight, who apparently are also owners of Nanominerals and relatives of the sole officer and director of Nanominerals, do not in substance have or share investment control over those shares. Also clarify how Nanominerals is controlled without the group efforts of

Dr. Ager and his relatives who are Searchlight officers since it appears that Dr. Ager does not own sufficient Nanominerals shares to control Nanominerals by himself. Include in your revised response a clear analysis of the ability of your officers who are owners of Nanominerals to cause, prevent or influence transactions by Nanominerals. In this regard, we note your statement on page 15 that Nanominerals is an affiliate of Carl S. Ager and Ian R. McNeil.

6.   In this regard, we note the revisions that you made to footnotes 2 and 3 on page 116. As revised, your disclosure is unclear; you say that the stockholder "does not have any voting or dispositive powers" over the shares while you also state that the stockholder "may be deemed to be a beneficial owner" of the shares for purposes of Rule 13d-3, a rule that defines beneficial ownership by reference to voting and dispositive powers. Also, your revisions appear to be contradictory to your response 54 in your letter to us dated February 12, 2009. Please clarify, and tell us what has changed since February 12, 2009 that generated your revisions.

Summary Compensation Table, page 103

7.   We note your response to prior comment 6. Your response does not indicate the authority on which you relied to determine the amount to include in the table. We therefore reissue the last sentence of prior comment 6.

Certain Relationships and Related Transactions, page 106

8.   We note the chart you have provided in response to prior comment 7.

- Please tell us where on pages 109-110 you have disclosed that Nanominerals received 12,000,000 shares of your common stock; and

- Given the substance of the related-party transactions, it remains unclear why you do not believe you should disclose (1) the price that Searchlight Minerals Inc. originally paid for the interest in the claims it assigned to you and (2) the amount that the related parties paid to acquire the claims that you then acquired from them by issuing common stock. Please revise or advise.

Rights Agreement, page 120

9.   Please revise to describe clearly the purpose, effect and operation of the rights while avoiding reliance on defined terms and long, complex sentences. Also:

   - if the securities offered in the transaction registered by this Form S-1 include the rights, please tell us why the rights are not included in your fee table and are not addressed in exhibit 5.1; and

   - please tell us why you have not reported the rights under Item 3.03 of Form 8-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Lynn Dicker at (202) 551-3616 or Brian Cascio, Accounting Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Jeffrey P. Berg, Esq.
Baker & Hostetler LLP
(via facsimile)